Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 21, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On February 17, 2006, China Life Insurance Company Limited issued an announcement, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated February 17, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)
February 21, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”) (Stock code: 02628)
ANNOUNCEMENT

This announcement is made to publish the information on the unaudited accumulated premiums income of the Company to be released on China Insurance Regulatory Commission (“CIRC”)’s website.

Reference is made to the Company’s announcement dated 27 August 2004.

The unaudited accumulated premiums income of the Company for the period from 1 January 2006 to 31 January 2006 was about RMB20.262 billion. The figure is to be released on CIRC’s website at www.circ.gov.cn.

The above information on premiums income is unaudited and prepared in accordance with PRC Generally Accepted Accounting Practice (“GAAP”) which is different from Hong Kong GAAP adopted by the Company in the preparation of its financial statements.

By Order of the Board of Directors

Heng Kwoo Seng

Company Secretary

As at the date of this announcement, the board of directors of the Company comprises of:

Executive directors: Yang Chao, Wu Yan

Non-executive directors: Miao Fuchun, Shi Guoqing

Independent non-executive directors: Long Yongtu, Chau Tak Hay, Sun Shuyi, Cai Rang

Hong Kong, 17 February 2006